MINERIA Y EXPLORACIONES OLYMPIA, INC.

No. 8 Bo. Buenos Aires
Municipio Monsenor Novel, Dominican Republic
December 16, 2013
Via Edgar

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.,
Washington, D.C., 20549

Re:           Mineria Y Exploraciones Olympia, Inc.
Registration Statement on Form S-1
File No.  333-190652

Attention: Ms. Brigitte Lippmann

Dear Ms. Brigitte Lippmann:

Mineria Y Exploraciones Olympia, Inc. (the “Company”) would like to rescind the prior letter dated December 13, 2013 and filed on Edgar on December 13, 2013 requesting that the above-captioned registration statement become effective.

The Company hereby requests that the above-captioned registration statement be ordered effective at 4:00 pm EST on Tuesday, December 17, or as soon as practicable thereafter.

The Company wishes to state that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequate and accuracy of the disclosure in the filing, and

●
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly;
Mineria Y Exploraciones Olympia, Inc.

“Francisco Antonio Jerez Garcia”
Francisco Antonio Jerez Garcia
President, Chief Executive Officer
and Director